UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.       )*

Global Blue Group Holding AG

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

H33700107

(CUSIP Number)

XU Xian

Ant International (Cayman) Holding Limited

Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008

Cayman Islands

Telephone: (+65) 6022 2770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Yi Gao, Esq.

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

+852-2514-7600

December 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. H33700107
1.	Names of Reporting Persons. Ant International Technologies (Hong Kong) Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,500,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,500,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 12,500,000 Ordinary Shares. See Item 5.

(2) This percentage is calculated based upon 199,871,325 Ordinary Shares issued and outstanding as of September 30, 2024, as reported in the Issuer’s Form 6-K dated November 22, 2024. See Item 5.

CUSIP NO. H33700107
1.	Names of Reporting Persons. Ant International (Cayman) Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 12,500,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,500,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,500,000(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.3%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Represents 12,500,000 Ordinary Shares. See Item 5.

(2) This percentage is calculated based upon 199,871,325 Ordinary Shares issued and outstanding as of September 30, 2024, as reported in the Issuer’s Form 6-K dated November 22, 2024. See Item 5.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares (the “Ordinary Shares”) of Global Blue Group Holding AG,  a stock corporation (Aktiengesellschaft) incorporated under Swiss law (the “Issuer”), with its registered office in Zürichstrasse 38, 8306 Brüttisellen, Switzerland.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(1)	Ant International Technologies (Hong Kong) Holding Limited, a company organized under the laws of Hong Kong Special Administrative Region (“Ant International Technologies”), and

(2)	Ant International (Cayman) Holding Limited, a company organized under the laws of Cayman Islands (“Ant International Cayman”).

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.

(b) and (c). Ant International Technologies is a wholly-owned subsidiary of Ant International Cayman. Each of the Reporting Persons primarily engages in investment holding.

The principal office of Ant International Technologies is located at 27/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. The registered office of Ant International Cayman is located at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Securities Purchase Agreement (“SPA”) by and between Antfin (Hong Kong) Holding Limited (“Antfin Hong Kong”) and Ant International Technologies, Ant International Technologies has agreed to acquire 12,500,000 Ordinary Shares (the “Purchased Shares”) of the Issuer from Antfin Hong Kong for consideration in an aggregate amount of US$68,750,000. The transaction contemplated under the SPA is anticipated to close by December 31, 2024. The source of funds used to purchase the Purchased Shares reported herein was working capital and other funds of the Reporting Persons.

Item 4. Purpose of Transaction

The information set forth or incorporated in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Each of the Reporting Persons acquired the securities reported herein for investment purposes.

Although the Reporting Persons do not currently have any specific plan or proposal to acquire or dispose of Ordinary Shares, each Reporting Person, consistent with its investment purpose, at any time and from time to time may acquire additional Ordinary Shares or securities convertible, exchangeable or exercisable for or into Ordinary Shares or dispose of any or all of the Issuer securities it holds (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, shareholders or beneficiaries, as applicable, transferring such Issuer securities to affiliated transferees, or entering into a total return swap, asset swap or repurchase transaction), depending upon an ongoing evaluation of its investment in the Issuer’s securities described herein, the price and availability of the Issuer’s securities, the Issuer’s business and the Issuer’s prospects, applicable legal restrictions, prevailing market conditions, other investment opportunities, tax considerations, liquidity requirements of such Reporting Person and/or other investment considerations.

Each Reporting Person, in its capacity as a shareholder or other security holder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. Each of the Reporting Persons, in its capacity as a shareholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex A hereto, has effected any transactions relating to the Ordinary Shares during the past 60 days.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2024

ANT INTERNATIONAL TECHNOLOGIES (HONG KONG) HOLDING LIMITED

By:	/s/ Richard LIN
	Name:	Richard LIN
	Title:	Director

ANT INTERNATIONAL (CAYMAN) HOLDING LIMITED

By:	/s/ JING Xiandong
	Name:	JING Xiandong
	Title:	Chairman

Annex A-1

Director and Executive Officer of Ant International Technologies (Hong Kong) Holding Limited

The following table sets forth the name and present principal occupation of each of the directors and executive officers of Ant International Technologies (Hong Kong) Holding Limited. Unless otherwise noted, the business address for each person listed below is 27/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

Name/Citizenship	Present Principal Occupation

YANG Peng, Hong Kong	Director of Ant International Technologies

XU Xian, People’s Republic of China	Director of Ant International Technologies

ZHOU Yi, Hong Kong	Director of Ant International Technologies

Richard LIN, United States	Director of Ant International Technologies

Annex A-2

Director and Executive Officer of Ant International (Cayman) Holding Limited

The following table sets forth the name and present principal occupation of each of the directors and executive officers of Ant International (Cayman) Holding Limited. Unless otherwise noted, the registered office address for each person listed below is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

Name/Citizenship	Present Principal Occupation

JING Xiandong, People’s Republic of China	Chairman of Ant International Cayman

ZHOU Zhifeng, Hong Kong	Director of Ant International Cayman

YANG Peng, Hong Kong	Director and Chief Executive Officer of Ant International Cayman

ZHOU Yi, Hong Kong	Chief Financial Officer of Ant International Cayman